Exhibit 3.2
FIRST AMENDMENT
TO AMENDED AND RESTATED BYLAWS
OF THE ST. JOE COMPANY
     The undersigned duly elected Senior Vice President, Corporate Counsel and Secretary of The St. Joe Company, a Florida corporation (the “Company”), does hereby certify that the Board of Directors of the Company unanimously approved and adopted the following amendment to the Company’s Amended and Restated Bylaws on May 11, 2010, effective as of such date:
The Company’s Amended and Restated Bylaws shall be amended by deleting Section 1 of Article III and replacing it with the following:
General Powers; Number. The business and property of the Company shall be managed under the direction of a Board of Directors. The number of Directors that shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by the Board of Directors from time to time; provided, however, that the Company shall not have less than five (5) directors. The Board of Directors shall have full control over the affairs of the Company and shall be authorized to exercise all of its corporate powers unless otherwise provided in these bylaws. The Directors shall be elected at the Annual Meeting of the Shareholders by a plurality of the votes cast at such election, for the term of one year, and shall serve until the election and acceptance of their duly qualified successors.
     IN WITNESS WHEREOF, the undersigned has executed this First Amendment as of May 11, 2010.

/s/ Reece B. Alford
Reece B. Alford
Senior Vice President, Corporate Counsel and Secretary